

February 19, 2014

Via E-Mail
Eileen C. Pruette
General Counsel
SCYNEXIS, Inc.
P.O. Box 12878
Research Triangle Park, NC 27709-2878

> **Re:** **SCYNEXIS, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted January 29, 2014**
> **CIK No. 0001178253**

Dear Ms. Pruette:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Determination of the Fair Value of Common Stock Warrants on Issuance Dates, page 68

1. You disclose on page 69 that common stock warrants were issued in connection with the June 2013 convertible notes and the Series D-2 convertible preferred stock. Please tell us and disclose how you accounted for the warrants in connection with the Series D-2 convertible preferred stock as your disclosure on page 68 appears to only describe the accounting for the common stock warrants in connection with the convertible notes.

Issuance of Series D-1 and D-2 Convertible Preferred Stock, page 70

2. Please tell us and disclose how you intend to account for the modification of the terms of the convertible notes.

Business
Our Product Candidate: SCY-078
Clinical Experience with SCY-078, page 79

3. We note your expanded disclosure on pages 80-82 in response to our prior comment 9. Please revise your disclosure to define the following terms the first time each is used:

    • "Tmax"
    • "AUC," "AUC0-∞," and "AUC 1-24"
    • "Cmax"
    • "T1/2"
    • "Geometric mean ratios"
    • "True steady state geometric mean…of at least 17μM•hr"
    • "TID" and "QD," in the context of the dosing regimen

Acquisition of SCY-078 from Merck, page 78

4. We note your expanded description of your Merck agreement on pages 84-85 in response to our prior comment 10. In addition, please revise your discussion to provide an estimated date of expiration of the royalty obligations.

5. Please expand your discussion to describe the material terms governing Merck's assignment to you in 2014 of the patents related to SCY-078, including:

    • each party's material rights and obligations; and
    • any material payment provisions

    In addition, please file a copy of the agreement pursuant to which Merck assigned the SCY-078 patents to you as an exhibit to your registration statement.

Collaborations and Licensing Agreements
Merial, page 88

6. Please expand your discussion here and on page 133 to describe the approximate dollar amount received from Merial in the last fiscal year under the Research Services Agreement, pursuant to Item 404 of Regulation S-K.

R-Pharm, page 88

7. We note your response to our prior comment 12. However, confidential treatment is
    not appropriate for information that is material to investors. For further guidance,
    please refer to the Division of Corporation Finance Staff Legal Bulletin No. 1 and 1A,
    publicly available at http://www.sec.gov/interps/legal.shtml. Accordingly, please
    expand your description of your R-Pharm agreement to disclose:

    •   the amount of the upfront payment, and, if different, the total amount of
        payments received to date under the agreement;
    •   the aggregate amount of potential milestones payments; and
    •   the amount of royalties expressed as a narrower range within ten percent,   e.g.,
        teens, twenties, etc.

Dechra, page 88

8. We note your response to our prior comment 13. Please expand your description of your
    Dechra agreement to disclose the following material information:

    •   the aggregate amount of potential milestones payments;
    •   the amount of royalties expressed as a narrower range within ten percent, e.g., teens,
        twenties, etc.; and
    •   the specified period of time after the first commercial sale that would trigger the
        expiration of Dechra's royalty obligation.

Aventis, page 89

9. We note your expanded disclosure in response to our prior comment 11. Please revise
    your discussion to provide an estimated date of expiration of the underlying intellectual
    property claims.

C-Chem, page 89

10. We note your expanded disclosure in response to our prior comment 11. Please revise
    your discussion to disclose:

    •   the total amount of payments made to date under the agreement; and
    •   an estimated date of expiration of the underlying intellectual property claims.

11. You state that you are obligated to make milestone payments of up to $1.35 million to
    Aventis and up to $0.95 million to C-Chem. However, in Note 4 on page F-46, you state
    that you have up to $2.5 million in future milestone payments under two agreements.
    Please revise your disclosure to clarify this discrepancy.

Elanco Animal Health, page 90

12. Please expand your description of your Elanco agreement to disclose:

- the anticipated expiration of the last remaining royalty term;
- the anticipated expiration of the research services term;
- the annual services fee; and
- the aggregate amount of potential milestones payments.

Transactions with Related Persons, page 129

13. Aventis appears to be a related person pursuant to Item 404 of Regulation S-K. Accordingly, please include a description here, or a cross-reference to your discussion on page 89, of your Aventis agreement.

Notes to the Condensed Financial Statements for the Nine Months Ended September 30, 2013
2. Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-39

14. Please refer to your response to prior comment 16 and address the following:

- Disclose why you determined that license rights and other non-contingent deliverables, when included in arrangements, do not have standalone value. Refer to ASC 605-25-50-2f.

- You state that the Company recognizes contingent event-based payments under license agreements when payments are received. Based on your disclosure on pages F-40 to F-41related to the license and supply agreement with R-Farm, you appear to have contingent event-based payments that are substantive and not considered substantive. Please revise your disclosure to clarify the revenue recognition policy to describe a substantive contingent event versus a non-substantive contingent event.

15. Please refer to your response to prior comment 17 and address the following:

- You state that the contingent payments under the terms of the agreement are not included within the scope of ASC 605-28. However, your revised disclosure states that the development milestone payment is considered substantive and will be recognized when R-Pharm achieves certain specified milestones. Revise your disclosure to clarify if the milestones are considered substantive per ASC 605-28 and, if so, provide a description of the milestone and the related contingent consideration per ASC 605-28-50-2b.

- Tell us why the deferred revenue related to this arrangement is classified within current liabilities when it being deferred over a 70 month period.

11. Subsequent Events
License Agreement, page F-54

16. Regarding your licensing agreement with a major animal health company in December 2013, please disclose the amount of the upfront payment received and how you accounted for the arrangement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Matthew B. Hemington
        Cooley LLP
        3175 Hanover Street
        Palo Alto, California 94304